SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

Tiger Global Management, LLC 9 West 57th Street, 35th Floor New York, New York 10019 (212) 984-8800 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Mauritius Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%**
14	TYPE OF REPORTING PERSON OO

*Consisting of Class A common shares, par value $0.001 per share ("Class A Shares") held in the form of 8,334,863 American Depositary Shares ("ADSs").

** The percentages used herein and in the rest of this Schedule 13D are calculated based upon 64,784,925 Class A Shares outstanding as of December 23, 2015 based on information provided by the Issuer.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON PN

* Consisting of Class A Shares held in the form of 8,334,863 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON OO

* Consisting of Class A Shares held in the form of 8,334,863 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON OO

* Consisting of Class A Shares held in the form of 8,334,863 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,669,726*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,669,726*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON IN

* Consisting of Class A Shares held in the form of 8,334,863 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,669,726*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,669,726*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON IN

* Consisting of Class A Shares held in the form of 8,334,863 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 8 of 9 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed on June 1, 2015 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed on July 1, 2015 ("Amendment No. 1" and together with the Original Schedule 13D, and this Amendment No. 2, the "Schedule 13D") related to the Class A Common Shares, par value $0.001 per share (the "Class A Shares"), of eHi Car Services Limited (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 5 as set forth below.

This Amendment is voluntarily filed solely to disclose that the Reporting Persons beneficially own all of the previously reported Class A Shares in the form of 8,334,863 American Depositary Shares ("ADSs").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Shares and percentages of the Class A Shares beneficially owned by each of the Reporting Persons. The Reporting Persons hold all such Class A Shares in the form of ADSs. The percentages used in this Schedule 13D are calculated based upon 64,784,925 Class A Shares outstanding as of December 23, 2015 based on information provided by the Issuer.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2015

TIGER GLOBAL MAURITIUS FUND /s/ Moussa Taujoo
Name: Moussa Taujoo Title: Director

TIGER GLOBAL INVESTMENTS, L.P., By TIGER GLOBAL PERFORMANCE, LLC, its General Partner /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
TIGER GLOBAL PERFORMANCE, LLC /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
TIGER GLOBAL MANAGEMENT, LLC /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
SCOTT SHLEIFER /s/ Scott Shleifer
CHARLES P. COLEMAN III /s/ Charles P. Coleman III